UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024 (Report No. 3)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

The press release attached to this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-274455) and Form F-3 (File No. 333-274458, 333-263338 and 333-269260), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On December 8, 2024, an Annual General Meeting of Shareholders of SaverOne 2014 Ltd. (the “Company”) approved each of the four proposals brought before the Company’s shareholders at the meeting, in accordance with the majority required for each proposal. Each of those proposals was described in the Company’s Notice and Proxy Statement with respect to the Company’s Annual and Special General Meeting of Shareholders, dated October 11, 2024, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on October 11, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2024	SAVERONE 2014 LTD.

	By:	/s/ Ori Gilboa
	Name:	Ori Gilboa
	Title:	Chief Executive Officer